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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                          SCHEDULE TO/A (RULE 14d-100)
               Tender Offer Statement Pursuant to Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                ----------------

                              HOMESERVICES.COM INC.
                       (Name of Subject Company (Issuer))

                                ----------------

                             HMSV ACQUISITION CORP.
                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    437606106
                      (CUSIP Number of Class of Securities)

                                ----------------

                               Douglas L. Anderson
                              302 South 36th Street
                                    Suite 400
                              Omaha, Nebraska 68131
                            Telephone: (402) 231-1642
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                                    COPY TO:

                                 Peter J. Hanlon
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                            Telephone: (212) 728-8000

                            CALCULATION OF FILING FEE
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        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $24,545,314                               $4,909.06
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* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of HomeServices.Com Inc. (the "Shares"), not already owned by the filing persons at a price per Share of $17.00 in cash. As of July 31, 2001, there were 8,722,942 shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
** Filing fee previously paid in connection with the Schedule TO filed on August 27, 2001.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID:   NOT APPLICABLE     FILING PARTY:  NOT APPLICABLE
      FORM OR REGISTRATION NO.: NOT APPLICABLE     DATE FILED:    NOT APPLICABLE

[ ] Check the box if any part of the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement refers:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[X] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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         This final amendment to Schedule TO, filed August 27, 2001, relates to the tender offer by HMSV Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of MidAmerican Energy Holdings Company, an Iowa corporation ("MEHC"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Homeservices.Com Inc., a Delaware corporation ("HMSV"), at a purchase price of $17.00 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase, dated August 27, 2001, and in the related Letter of Transmittal.

ITEM 4.           TERMS OF THE TRANSACTION

         Item 4 is hereby amended and supplemented to add the following:

     The Offer expired at 12:00 midnight, New York City time, on Monday, September 24, 2001. Purchaser accepted for purchase a total of approximately 1,636,002 shares (including shares subject to guarantees of delivery) at a purchase price of $17.00 per share. The Merger described in the Offer to Purchase became effective on September 26, 2001 (the "Effective Time"). Immediately prior to the Effective Time, Purchaser owned more than 90% of the outstanding Shares of the Company entitled to vote. Accordingly, under applicable Delaware law, no action was required by the stockholders of HMSV (other than Purchaser) for the Merger to become effective. The Merger was approved by the Board of Directors of Purchaser and by Purchaser's sole stockholder, MEHC, under Delaware law. As a result of the Merger, the separate corporate existence of Purchaser has been terminated and HMSV has become a wholly owned subsidiary of MEHC.

         Pursuant to the terms of the Merger, each issued and outstanding Share (other than Shares owned by HMSV as treasury stock, Shares directly or indirectly held by Purchaser or MEHC and the Appraisal Shares) held immediately prior to the Effective Time now represents only the right to receive $17.00 per Share, net to the holder in cash, without interest thereon.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended and supplemented to add the following exhibit:

         (a)(9) Merger Letter of Transmittal.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         ITEM 16. EXHIBITS.

                  Item 16 is hereby amended and supplemented to add the following exhibit:

                  (a)(10) Notice of Merger and Right of Appraisal to Former Stockholders of HomeServices.Com Inc.



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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              MIDAMERICAN ENENRGY HOLDINGS COMPANY




                              By:  /s/  David L. Sokol
                                   ---------------------------------------------
                                   Name:  David L. Sokol
                                   Title: Chairman of the Board and
                                          Chief Executive Officer




                              HMSV ACQUISITION CORP.




                              By:  /s/  David L. Sokol
                                   ---------------------------------------------
                                   Name:  David L. Sokol
                                   Title:  Chief Executive Officer and President



         Date:  September 28, 2001



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                                 EXHIBIT INDEX

EXHIBIT NO.                                 DESCRIPTIOM
-----------                                 -----------

(a)(9)            Merger Letter of Transmittal.

(a)(10) Notice of Merger and Right of Appraisal to Former Stockholders of HomeServices.Com Inc.